SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
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Name:	The Blue Fund Group

Address of Principal Business Office:	590 Madison Avenue, 21st Floor New York, NY 10022

Telephone Number:	(212) 521-4477

Name and Address of Agent for Service of Process:	Jeffrey A. Clopeck Day, Berry & Howard LLP One International Place Boston, MA 02110 (617) 345-4612
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO[   ]
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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this registration to be duly signed on its behalf of the city of New York and the state of New York on the 13th day of June, 2006

THE BLUE FUND By: /s/ Daniel de F. Adamson Name: Daniel de F. Adamson Its: Chief Executive Officer
Attest: /s/ Neeraja Bhavaraju Name: Neeraja Bhavaraju Title: Secretary